FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report on Form 6-K contains Management's Discussion and Analysis of Financial Condition and Results of Operations and the notes, information and data related to the unaudited interim consolidated financial statements of Excel Maritime Carriers Ltd. (the "Company") as of and for the nine month period ended September 30, 2010.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Please note in this document, "we", "us", "our", "the Company", and "Excel" all refer to Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated joint ventures.

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, performance of their obligations by counterparties to our charters, our ability to obtain any necessary financing or to comply with covenants therein, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at September 30, 2010 and December 31, 2009 and our results of operations comparing the nine months ended September 30, 2010 with the nine months ended September 30, 2009. You should read this section in conjunction with the unaudited interim consolidated financial statements contained in our Report on Form 6-K dated November 2, 2010 and the notes herein related to such financial statements. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth under the heading ''Risk Factors'' in our annual report for the year ended December 31, 2009 filed on Form 20-F.

A. Factors Affecting Our Results of Operations

Voyage revenues

Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire and any profit share over a daily hire base rate where applicable or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, period-to-period comparisons of gross revenues are not necessarily indicative of the fleet's performance. The time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

Voyage expenses and commissions to a related party

Voyage expenses consist of all costs relating to a specific voyage, including port expenses, canal dues, fuel costs, net of gains or losses from the sale of bunkers to charterers, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses excluding commissions. Therefore, voyage expenses can fluctuate significantly from period to period depending on the type of charter arrangement.

Time charter amortization-revenue and Charter hire amortization-expense

Where we identify any assets or liabilities associated with the acquisition of a vessel, we record all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. Any difference is capped to the vessels' fair values on a charter free basis. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities are amortized as an expense or revenue, respectively over the remaining period of the time charters acquired.

Vessel operating expenses

Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores, spares and insurance expenses. The vessel owner is responsible  for all vessel operating expenses under voyage charters and time charters. Our vessel operating expenses have historically been increased as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages, may also cause these expenses to increase.

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value ($200 per light weight ton) is also taken into consideration. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the enlargement of our fleet and will continue to grow as our fleet expands. Depreciation of office, furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Dry-docking and Special Survey costs

Dry-docking and special survey relates to our regularly scheduled maintenance program necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels will undergo dry-dock and special survey every two and a half years and five years, respectively. These costs are expensed as incurred.

General and Administrative Expenses

Our general and administrative expenses include onshore vessel administrative related expenses such as legal and professional expenses and payroll and expenses relating to our executive officers and office staff, office rent and expenses, directors' fees, and directors and officers insurance. General and administrative expenses include also the amortization of our stock based compensation.

        Results of Operations

Nine months ended September 30, 2010 compared to the nine months ended September 30, 2009

Voyage revenues from vessels

Voyage revenues increased by $26.9 million, or 9.3%, to $316.0 million in the nine month period ended September 30, 2010, compared to $289.1 million for the nine month period ended September 30, 2009. The increase is attributable to the improved market conditions during the nine month period ended September 30, 2010 as compared to the respective period of 2009 which resulted in higher rates earned by our vessels operating in the spot market. In particular, the average Baltic Drybulk Index or BDI for the nine month period ended September 30, 2010 was 2,885 as compared to 2,363 for the nine month period ended September 30, 2009. Time charter equivalent per ship per day for the nine months ended September 30, 2010 amounted to $23,768 compared to time charter equivalent per ship per day of $21,676 for the nine months ended September 30, 2009.

Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana Maritime Ltd. (''Quintana'') on April 15, 2008, amounted to $211.3 million in the nine month period ended September 30, 2010 as compared to $280.9 million for the nine month period ended September 30, 2009. Included in the time charter amortization for the nine month period ended September 30, 2010 is also an amount of $26.9 million, related to the accelerated amortization of the time charter liability related to vessel Iron Miner due to the early termination of its time charter that was assumed by us upon acquiring Quintana. Similarly, included in the time charter amortization for the nine month period ended September 30, 2009 is also an amount of $51.5 million, related to the accelerated amortization of the time charter liability related to vessels Sandra and Coal Pride due to the termination of their time charters.

Voyage expenses and commissions to a related party

Voyage expenses increased by $5.3 million, or 37.1%, to $19.6 million for the nine month period ended September 30, 2010, compared to $14.3 million for the nine month period ended September 30, 2009. The increase was driven by increased commissions due to increased voyage revenues which also account for the increase of $0.6 million, or 37.5%, in Commissions to a related party for the nine month period ended September 30, 2010 as compared with the respective period in 2009.

Charter hire expense

Charter hire expense, representing bareboat hire for the seven vessels we charter-in under bareboat charters amounted to $24.6 million for both nine month periods ended September 30, 2010 and 2009.

Charter hire amortization

Charter hire amortization, which relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana, amounted to $29.9 million for both nine month periods ended September 30, 2010 and 2009.

Vessel operating expenses

Vessel operating expenses increased by $1.6 million, or 2.5%, to $64.5 million in the nine month period ended September 30, 2010 compared to $62.9 million for the nine month period ended September 30, 2009. Daily vessel operating expenses per vessel also increased by $94 or 1.9%, to $4,967 for the nine month period ended September 30, 2010 compared to $4,873 for the corresponding period in 2009 mainly due the increase in crew cost.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment increased by $1.2 million, or 1.3%, to $93.5 million for the nine month period ended September 30, 2010, compared to $92.3 million for the nine month period ended September 30, 2009.

Dry-docking and special survey costs

During the nine month periods ended September 30, 2010 and 2009, sixteen and twelve vessels, respectively, underwent their regular dry-docking and special survey at a cost of approximately $9.5 million and $9.8 million, respectively.

General and Administrative Expenses

General and administrative expenses decreased by $3.4 million, or 11.0%, to $27.4 million for the nine month period ended September 30, 2010 compared to $30.8 million for the nine month period ended September 30, 2009. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses. Stock-based compensation for the nine months ended September 30, 2010 and 2009 was $7.4 million and $14.3 million, respectively and is included in the above amounts. As at September 30, 2010, the total unrecognized cost related to these awards was $7.5 million which will be recognized through April 1, 2013. Excluding those amounts, general and administrative expenses increased by $3.5 million or 21.2% to $20.0 million in the nine months ended September 30, 2010 from $16.5 million for the respective period in 2009 mainly due the increase in salaries resulting from new hires in the Company, bonuses granted and the annual salaries' increase.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, decreased by $15.3 million, or 34.3%, to $29.3 million in the nine month period ended September 30, 2010 compared to $44.6 million for the respective period in 2009. The decrease is primarily attributable to the decrease of interest costs due to the decrease in the average outstanding debt balances from October 1, 2009 through September 30, 2010 following debt principal payments and prepayments amounting to $209.4 million partly offset by loan proceeds of $67.0 million, the decrease in margin under our Nordea facility following the early payment made on July 1, 2010 and the decrease in LIBOR rates prevailing during the nine months ended September 30, 2010 as compared to the respective period in 2009. In addition, interest and finance costs, net as of September 30, 2009 include also expenses incurred for the loan amendments concluded in March 2009.

Losses on derivative financial instruments

Losses on derivative financial instruments which include losses from our interest rate swap agreements amounted to $31.2 million for the nine month period ended September 30, 2010 as compared to losses of $1.2 million in the respective period of 2009. Realized interest rate swap losses for the nine month period ended September 30, 2010 increased by $2.0 million to $22.4 million as compared to realized interest rate swap losses of $20.4 million in the nine month period ended September 30, 2009. Unrealized losses for the nine month period ended September 30, 2010 amounted to $8.8 million as compared to unrealized gains of $19.2 million in the respective period in 2009, and they are attributable to the mark-to-market valuation of interest rate swaps that do not qualify for hedge accounting.

                U.S. source income taxes

U.S. source income taxes amounted to $0.7 million and $0.5 million for the nine month periods ended September 30, 2010 and 2009, respectively.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, which requires extensive investment in revenue-producing assets. We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. Our liquidity requirements relate to servicing our debt, funding investments in vessels, funding working capital and maintaining cash reserves. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $77.2 million at September 30, 2010 compared to a working capital deficit of $69.1 million at December 31, 2009. We believe that based upon current levels of revenue generated from our fleet employment and cash flows from operations, we will have adequate liquidity to make the required payments of principal and interest on our debt and fund working capital requirements at least through September 30, 2011. In addition, based upon projected operating results, we believe it is probable that we will meet the financial covenants of our loan agreements at future covenant measurement dates and cure any loan security shortfall with additional cash collateral.

Loan repayments

During the nine month period ended September 30, 2010, we made regular loan installments amounting to $62.8 million. In addition to those installments, we made the following loan repayments:

• On March 9, 2010, Hope Shipco LLC repaid its then outstanding debt under its RBS credit facility amounting to $10.9 million.

• On April 1, 2010, an amount of approximately $30.8 million, representing the excess cash for the six months period ended December 31, 2009 as provided in the $1.4 billion loan agreement and the proceeds received from the exercise of the warrants discussed below were paid against the balloon payment of the loan.

• On April 30, 2010, Christine Shipco LLC repaid its then outstanding debt under its RBS credit facility amounting to $25.3 million.

• On June 30, 2010, we notified our major lenders of our intention to make a payment of $28.0 million, in addition to the regular quarterly installment of $18.0 million due on July 1, 2010, under our $1.4 billion credit facility. The payment was in accordance with the excess cash flow provision of the credit facility and was applied against the term loan installment due on April 1, 2016. Another $12.0 million were maintained in a pledged account to fund the capital expenditures for the newbuilding vessel. Following this total payment of $46.0 million, we have repaid the total principal amount of $455.0 million that we would have paid in accordance with the original credit facility dated April 14, 2008 and on July 1, 2010 (the payment date) we were in compliance with the relevant financial covenants as applicable after the end of the waiver period. As a result, the excess cash flow provision was terminated and the applicable margin for the interest period starting July 1, 2010 and ending October 1, 2010 decreased from 2.5% to 1.25% and will remain at this level as long as we follow the repayment schedule provided in the original loan agreement and we are in compliance with the relevant financial covenants as applicable after the end of the waiver period.

On September 30, 2010, we continued to be in compliance with the relevant financial covenants as applicable after the end of the waiver period and the applicable margin for the interest period starting October 1, 2010 and ending December 31, 2010 continues to be 1.25%.

New building vessels-new loans

On February 11, 2010, we entered into a bank loan agreement for the financing of the Mairaki in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan will be drawn in various installments in line with the vessel construction progress through January 2011 and is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will commence three months from the vessel delivery.

As of September 30, 2010, an amount of $19.9 million has been drawn down to partially finance the second and third payment installments to the shipyard upon the steel cutting and keel laying, as provided in the relevant shipbuilding contract. See ''Description of Other Indebtedness.'' On April 26, 2010, we entered into a loan agreement for the post-delivery financing of the vessel Christine in the amount of the lesser of $42.0 million or 65% of the fair value of the Christine upon delivery. The loan was drawdown in full on the vessel delivery date (April 30, 2010). The loan is repayable in 26 quarterly installments and a balloon payment through December 2016.

Loan amendments

On March 31, 2009 we amended the Nordea senior secured credit facility, in which Nordea Bank acts as administrative agent for secured parties comprising itself and certain other lenders, and the Credit Suisse senior secured credit facility and modified certain of the loan terms in order to comply with the financial covenants related to our vessels' market values following the significant decline in the vessel market. In particular, the amended terms of each of the credit facilities which are valid until January 2011 contain financial covenants requiring us to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75:1.0 and maintain an aggregate fair market value of vessels serving as collateral for each of the loans at all times of not less than 65% of the outstanding principal amount of the respective loan. Additionally, under the terms of the amended Nordea credit facility, we have deferred principal debt repayments of $150.5 million originally scheduled for 2009, 2010 and the first payment installment of January 2011 to the balloon payment at the end of the facility's term in 2016. During the waiver and deferral periods, the applicable credit facility margins will increase to 2.5% and 2.25%, for the Nordea credit facility and the Credit Suisse credit facility, respectively.

On July 31, 2009, we amended the loan agreement between Hope ShipCo and RBS by extending the repayment to August 21, 2009 and increasing the interest margin to 2.25% from August 1, 2009. The loan agreement was further amended following the restructuring of the ownership interests in the joint ventures and its repayment was extended to March 15, 2010. On July 1, 2010, following the total payment of $46.0 million, we repaid the total principal amount of $455.0 million that we would have paid in accordance with the original credit facility of the Nordea Facility dated April 14, 2008 and on the payment date we were in compliance with the relevant financial covenants applicable after the end of the waiver period. As a result, the excess cash flow provision terminated and the loan applicable margin for the interest period starting July 1 and ending October 1, 2010 decreased from 2.5% to 1.25% and will remain at this level as long as we follow the repayment schedule provided in the original loan agreement and it is in compliance with the relevant financial covenants as applicable after the end of the waiver period. We complied with all financial covenants as applicable after the end of the waiver period as of September 30, 2010.

Cash Flows

Nine months ended September 30, 2010 compared to the nine months ended September 30, 2009

Our cash and cash equivalents decreased to $85.4 million as of September 30, 2010 compared to $100.1 million as of December 31, 2009. The decrease was primarily due to net cash of $128.4 million generated from operating activities partly used in investing activities of $76.4 million and in financing activities of $66.7 million.

Operating Activities

The net cash from operating activities increased by $21.6 million to $128.4 million during the nine months ended September 30, 2010, compared to net cash from operating activities of $106.8 million during the same period of 2009. This increase in net cash from operating activities is primarily attributable to the general increase in the hire rates prevailing in the market in the nine months ended September 30, 2010 as compared to the respective period in 2009.

Investing Activities

Net cash used in investing activities amounted to $76.4 million during the nine months ended September 30, 2010, which mainly represents our capital expenditures for the new building vessels, Christine and Hope (tbn Mairaki). Net cash used in investing activities was $0.2 million during the nine months ended September 30, 2009 which is mainly the result of $3.7 million representing the sale proceeds of vessel Swift and $5.2 million representing Oceanaut's liquidation proceeds received, offset by capital expenditures for the new-building vessels of $8.9 million.

Financing Activities

Net cash used in financing activities was $66.7 million for the nine months ended September 30, 2010 which was mainly the result of $157.8 million of loan repayments offset by loan drawdown of $67.0 million, $4.9 million of net proceeds from the exercise of the warrants, $4.2 million of joint ventures partners' contributions and decrease in restricted cash of $15.7 million. Net cash used in financing activities was $121.8 million for the nine months ended September 30, 2009 which was mainly the result of $165.3 million of loan repayments offset by equity raisings of $90.2 million, loan drawdown of $5.1 million, joint ventures partners' contribution of $3.1 million and increase in restricted cash by $53.0 million.  related financing costs of $15.3 million, mainly in connection with our acquisition of Quintana.

Summary of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of
September 30, 2010 (in millions):

Total	Less than 1 year	1-3 years	3-5 years	More than 5years

Long-term obligations (1)	1,220.0	109.6	221.1	363.6	525.7
Interest expense (2)	99.5	27.7	36.3	25.9	9.6
Operating lease obligations (Bareboat charters) (3)	155.8	32.7	65.8	57.3	—
Vessels under construction (4)	33.2	33.2	—	—	—
Property leases (5)	3.5	0.7	1.5	1.3	—
Total	1,512.0	203.9	324.7	448.1	535.3

(1)
As of September 30, 2010, we had four term loans outstanding maturing through December 2022 and an amount of $150.0 million of un-secured Convertible Senior Notes due 2027. The above also includes a $41 million loan outstanding under our joint venture owning vessel Christine.

(2)
With the exception of the Convertible Senior Notes due in 2027 which bear interest at an annual rate of 1.875%, all other debt bears interest at LIBOR plus a margin. For the calculation of the contractual interest expense obligations in the table above, for all years a LIBOR rate of 0.29% was used, based on the 3 months LIBOR as at September 30, 2010 plus the applicable margin. The interest rate of 1.875% was used for the Convertible Senior Notes due in 2027. The effect of derivative contracts was also considered in the calculations. The above table does not reflect the effect of a counterparty swap option that was exercised effective December 31, 2010.

(3)	The amount relates to the bareboat hire to be paid for seven vessels chartered-in under bareboat charter agreements expiring in July 2015.

(4)
The amount relates to the total contractual obligations for the installment payments due on vessel Mairaki. The above table does not reflect the purchase price of $310.8 million ($155.4 million of which represents the Company's participation in the joint ventures) for the construction of four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard and the construction of which has not yet commenced. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no installment payments will be made and therefore the commitments under the agreements have not been incorporated into the table above.

(5)	The amount relates to the rental of office premises. The monthly rental payment is approximately $0.06 million and the agreement expires in February 2015.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority of our operating expenses and management expenses are in U.S. Dollars. During the nine month period ended September 30, 2010, approximately 22% of our operating expenses incurred were in currencies other than the U.S. Dollar, with the majority being denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material. We were not party to any foreign currency exchange contracts during the nine-month periods ended September 30, 2009 and 2010. For accounting purposes, expenses incurred in Euros are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction.

Inflation Risk

Although inflation has had a moderate impact on our fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. The following table sets forth the sensitivity as of September 30, 2010 of our long-term debt including the effect of our derivative contracts in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount

July 1, October 1, 2010 to September 30, 2011	9.8
July 1, October 1, 2011 to December 31, 2011	2.4
2012	8.9
2013	7.4
2014	6.3
2015	5.6

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). We place our cash and cash equivalents, consisting mostly of deposits, with reputable financial institutions. We perform periodic evaluations of the relative credit standing of those financial institutions. We limit our credit risk with accounts receivable by performing ongoing credit evaluations of our customers' financial condition. We do not obtain rights to collateral to reduce our credit risk. We are exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, we limit our exposure by diversifying among counter parties with high credit ratings.

Interest rate swaps

We are exposed to interest rate fluctuations associated with our variable rate borrowings, and our objective is to manage the impact of such fluctuations on earnings and cash flows of our borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. As of September 30, 2010, we had three interest rate swaps outstanding with a total notional amount of approximately $644.0 million. Two of these interest rate swap agreements (with a total notional amount of $594.0 million) do not qualify for hedge accounting, and changes in their fair values are reflected in our earnings. The change in fair value of the swap that qualifies for hedge accounting is reflected in Accumulated Other Comprehensive Loss. In addition, as of September 30, 2010, we were also a party to a swaption agreement under which the counterparty has the option to enter into a swap with us effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, we will make quarterly fixed-rate payments at the rate of 5.0% to the counterparty based on an amortizing notional amount of $504.0 million, and the counterparty will make quarterly floating-rate payments at LIBOR to us based on the same notional amount. The swaption was exercised by the counterparty effective December 31, 2010.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.           General information and Basis of Presentation:

The accompanying unaudited interim consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated joint ventures (collectively, the "Company" or "Excel") as listed below. Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

	Company	Country of Incorporation	Vessel name	Type	Year Built
	Ship-owning companies with vessels in operation
1.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
2.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
3.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
4.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
5.	Sandra Shipco LLC	Marshall Islands	Sandra	Capesize	2008
6.	Christine Shipco LLC (1)	Marshall Islands	Christine	Capesize	2010
7.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
8.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
9.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
10.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
11.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
12.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
13.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
14.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
15.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
16.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
17.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
18.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
19.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
20.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
21.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
22.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
23.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
24.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
25.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
26.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
27.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
28.	Fearless Shipco LLC (2)	Marshall Islands	Fearless I	Panamax	1997
29.	Barbara Shipco LLC (2)	Marshall Islands	Barbara	Panamax	1997
30.	Linda Leah Shipco LLC (2)	Marshall Islands	Linda Leah	Panamax	1997
31.	King Coal Shipco LLC (2)	Marshall Islands	King Coal	Panamax	1997
32.	Coal Age Shipco LLC (2)	Marshall Islands	Coal Age	Panamax	1997
33.	Iron Man Shipco LLC (2)	Marshall Islands	Iron Man	Panamax	1997
34.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
35.	Coal Glory Shipco LLC (2)	Marshall Islands	Coal Glory	Panamax	1995
36.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
37.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
38.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
39.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
40.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
41.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
42.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
43.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
44.	Ingram Limited	Liberia	Emerald	Handymax	1998
45.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
46.	Snapper Marine Ltd.	Liberia	Marybelle	Handymax	1987
47.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985
48.	Centel Shipping Company Limited	Cyprus	Lady	Handymax	1985

Ship-owning companies with vessels under construction
49.	Hope Shipco LLC	Marshall Islands	Hope (tbn- Mairaki)	Capesize	Tbd 2010
50.	Fritz Shipco LLC (3) (4)	Marshall Islands	Fritz	Capesize	Tbd 2010
51.	Benthe Shipco LLC (3) (4)	Marshall Islands	Benthe	Capesize	Tbd 2010
52.	Gayle Frances Shipco LLC (3) (4)	Marshall Islands	Gayle Frances	Capesize	Tbd 2010
53.	Iron Lena Shipco LLC (3) (4)	Marshall Islands	Iron Lena	Capesize	Tbd 2010

(1) Christine Shipco LLC is owned 71.4% by the Company.
(2) Indicates a company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter.
(3) The vessel delivery date has been set on January 10, 2011, approximately two months after the Company's initial estimate.
(4) Consolidated joint venture owned 50% by the Company. No refund guarantees have yet been received for the newbuilding contracts owned by these subsidiaries and the vessels are delayed in delivery and they may never be delivered at all.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
54.	Magalie Investments Corp.	Liberia
55.	Melba Management Ltd.	Liberia
56.	Naia Development Corp.	Liberia

In addition, the Company is the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
57.	Maryville Maritime Inc. (1)	Liberia
58.	Point Holdings Ltd. (2)	Liberia
59.	Thurman International Ltd. (3)	Liberia
60.	Bird Acquisition Corp (4)	Marshall Islands
61.	Quintana Management LLC (5)	Marshall Islands
62.	Quintana Logistics LLC (6)	Marshall Islands
63.	Pisces Shipholding Ltd. (7)	Liberia
64.	Liegh Jane Navigation S.A. (8)	Liberia

(1)
Maryville Maritime Inc. is a management company that provides the technical management of Excel's vessels and 2 vessels owned by companies affiliated with the Chairman of the Company's Board of Directors.

(2)	Point Holdings Ltd. is the parent company (100% owner) of sixteen Liberian ship-owning companies, one Liberian holding company and five Liberian non ship-owning companies.

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird Acquisition Corp. (''Bird'') is the parent company (100% owner) of 31 Marshall Islands ship-owning companies. Bird is also a joint-venture partner in five Marshall Island ship-owning companies, four of which are 50% owned by Bird and one 71.4% owned by Bird.

(5)
Quintana Management LLC was the management company for Quintana Maritime Limited's (''Quintana'') vessels, prior to the merger on April 15, 2008. The company's Greek office, which was established under the provisions of Law 89/1967 as amended, was closed on December 24, 2008 and the company was dissolved in July 2010.

(6)	Quintana Logistics was incorporated in 2005 to engage in chartering operations, including contracts of affreightment. It has no operations since the merger and the company was dissolved in July 2010.

(7)	Previously the owning company of Goldmar, a vessel sold during 2007. The Company is currently in the process of being dissolved.

(8)	Previously the owning company of Swift, a vessel sold in March 2009.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Excel Maritime Carriers Ltd., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2010.

The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in Excel Maritime Carriers Ltd.'s Audited Consolidated Financial Statements for the year ended December 31, 2009, filed on Form 20-F dated March 10, 2010, as amended on July 22, 2010.

Concentration of credit risk

During the nine months ended September 30, 2009 and 2010, one charterer accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2009	2010
A	35%	31%

2.           Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed on Form 20-F on March 10, 2010, as amended on July 22, 2010.

The following Accounting Standards Updates were effective for the Company during the nine month period ended September 30, 2010:

ASU 2009-16: In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a "qualifying special-purpose entity", (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. The adoption of ASU 2009-16 did not have a material impact on the Company's unaudited interim consolidated financial statements.

ASU 2009-17: In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.  ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement.  The adoption of ASU 2009-17 did not have any effect on the Company's unaudited interim consolidated financial statements.

ASU 2010-01: In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

ASU 2010-06: In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of ASU 2010-06 did not have a material impact on the Company's unaudited interim consolidated financial statements.

ASU 2010-09: In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not an SEC  filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors' amendment which is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact (other than disclosure) on the Company's unaudited interim consolidated financial statements.

ASU 2010-11: In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU's transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not been engaged in any such contracts and thus, currently this ASU has no impact on the Company's unaudited interim consolidated financial statements.

Recent Accounting Standards Updates

ASU 2010-13:  In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties:

Excel Management Ltd.

The Company has a brokering agreement with Excel Management Ltd., a corporation which is controlled by the Company's Chairman of the Board of Directors. Under the agreement, Excel Management Ltd. acts as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered.

Commissions charged by Excel Management Ltd. during the nine month periods ended September 30, 2009 and 2010 amounted to $1,602 and $2,231, respectively and are separately reflected in the accompanying consolidated unaudited statements of income. Amounts due to Excel Management Ltd. as at December 31, 2009 and September 30, 2010 were $106 and $95, respectively, and are included in due to related parties in the consolidated balance sheets.

Vessels under management

Maryville (Note 1) provides shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company's Board of Directors. The revenues earned for the nine month periods ended September 30, 2009 and 2010 amounted to $382 and $315, respectively and are separately reflected in the accompanying consolidated unaudited statements of income. Amounts due to such related companies as at December 31, 2009 and September 30, 2010 were $147 and $342, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

Exercise of warrants

On March 31, 2010, entities affiliated with the family of the Chairman of the Company's Board of Directors exercised 1,428,572 warrants, being part of the 5,500,000 warrants granted to such entities as part of the loan amendments of March 2009, to purchase respective class A common stock at a price of $3.50 per warrant. The related proceeds amounted to $5.0 million and were used to repay part of the $1.4 billion loan facility (Note 6). Based on amendment to warrants dated March 26, 2010, the Company granted to the above entities a nine month extension until December 31, 2010 in order to exercise the remaining warrants or utilize cashless exercise of the remaining warrants (Note 13).

4.           Advances for vessels under construction

On March 8, 2010, an amount of $7.3 million was paid to the shipyard, representing Christine Shipco's scheduled installment due on the vessel launching. The installment was financed through the final drawdown of $5.1 million of the company's borrowing facility and $1.1 million contribution made by each joint venture partner. On March 9, 2010 and August 20, 2010, payments of $15.6 million each were made by Hope Shipco LLC to the shipyard, representing the second and third installment due on the steel cutting and keel laying, respectively. The installments were partly financed through a new loan concluded in March 2010 and discussed under Note 6 below.

5.           Vessels

On April 30, 2010, Christine was delivered from the shipyard at a total cost of approximately $72.5 million. On the same date, Christine Shipco LLC previous indebtedness amounting to $25.3 million was fully repaid. The delivery installment and the loan repayment were financed through the loan proceeds of $42.0 million discussed in Note 6 below and contributions made by each partner.

On July 9, 2010, the vessel Angela Star involved in a collision while departing in ballast condition from a Panamanian port. Damages were sustained on her hull structure and as a result the vessel had temporary repairs carried out locally and later sailed to a yard in Bahamas for permanent repairs which were completed on September 22, 2010 at a total cost of approximately $2.4 million. The cost of damage was covered under the vessel's hull and machinery insurance policy.

On July 19, 2010, the vessel King Coal touched bottom while approaching a Polish port and sustained damages to her bottom hull structure. Temporary repairs were carried locally and upon completion of cargo discharge the vessel proceeded at a nearby shipyard for permanent repairs which were completed on September 15, 2010 at a total cost of approximately $1.7 million. The cost of damage is recoverable under the vessel's hull and machinery insurance policy.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

All of the Company's vessels have been provided as collateral to secure the bank loans discussed in Note 6.

6.           Long-Term Debt:

The following table summarizes the Company's long-term debt:

Description	December 31, 2009	September 30, 2010
Long-term loans, net of unamortized deferred financing costs of $13.5 million and $11.6 million for 2009 and for the nine months ended September 30, 2010, respectively	$1,116,097	$1,038,468
Credit facilities of new-building vessels, net of unamortized deferred financing costs of $0.04 million and $0.4 million for 2009 and for the nine months ended September 30, 2010, respectively	31,158	19,541
1.875% Convertible Senior Notes due 2027, net of unamortized financing costs of $2.3 million and $2.0 million for 2009 and for the nine months ended September 30, 2010, respectively	109,191	114,488
	1,256,446	1,172,497
Less: Current portion of long-term debt, net of unamortized deferred financing costs of $3.0 million and $2.9 million for 2009 and for the nine months ended September 30, 2010 respectively	(134,681)	(106,677)
Long-term debt, net of current portion	$1,121,765	$1,065,820

The following loans were concluded during the nine months period ended September 30, 2010:

Hope Shipco LLC: On February 11, 2010, Hope Shipco LLC entered into a bank loan agreement for the financing of the vessel Hope (tbn-Mairaki) in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan will be drawn down in various installments following the vessel construction progress through January 2011 and is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will commence three months from the vessel delivery. The first and second drawdown, amounting to $13.9 million and $6.0 million, respectively, took place on March 9, 2010 and August 20, 2010 to partially finance the second and third payment installments to the shipyard upon the steel cutting and keel laying, as provided in the relevant shipbuilding contract. A first priority assignment of the refund guarantee and the shipbuilding contract in addition to other customary securities have been provided for the vessel pre-delivery period and a first priority mortgage, as well as a first assignment of vessel insurances and earnings have been provided as security for the vessel post delivery period. A second priority mortgage and a second priority assignment of the vessel insurances and earnings have been provided as security for an existing swap agreement. The financial loan covenants are in line with the current covenants applicable to the Company under the remaining credit facilities. However, the additional security clause in respect with the hull cover ratio stands at 115% whereas the remaining credit facilities provide for a hull cover ratio covenant at 65% up to January 1, 2011, when this will be increased to 135%.

On March 9, 2010, Hope Shipco repaid its then outstanding debt balance under its previous credit facility amounting to $10.9 million.

Christine Shipco LLC: On April 26, 2010, Christine Shipco LLC entered into a loan agreement for the post-delivery financing of the Christine in the amount of the lesser of $42.0 million or 65% of the fair value of the Christine upon delivery. The vessel was delivered, and the loan was drawn down in full, on April 30, 2010. The loan is repayable in 26 quarterly installments and a balloon payment through December 2016. The first installment was due in July 2010. A first priority mortgage over the Christine as well as a first assignment of vessel insurances and earnings have been provided as security. The Company has also guaranteed the performance of Christine Shipco LLC for up to 71.4%, while a letter of undertaking for the remaining 28.6% has been provided by Robertson Maritime Investors LLC. The loan financial covenants are in line with the covenants applicable under the Company's other credit facilities. However, the additional security clause in respect with the hull cover ratio stands at 115% for the first three years and 120% thereafter whereas the remaining credit facilities provide for a hull cover ratio covenant at 65% up to January 1, 2011, when this will be increased to 135%. In addition, Christine Shipco must maintain minimum liquidity of $0.5 million at all times.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

On April 30, 2010, Christine Shipco LLC repaid its then outstanding debt under its RBS credit facility amounting to $25.3 million.

Loan amendment: On June 1, 2010, the Company concluded an amended agreement in relation to its $1.4 billion loan facility and modified certain of its terms relating to long-term fleet employment requirement for the collateral vessels. On June 30, 2010, the Company notified its major lenders of its intention to make a payment of $28.0 million, in addition to the regular installment of $18.0 million due on July 1, 2010 under its $1.4 billion credit facility. The payment was made in accordance with the excess cash flow provision as defined in the amended agreement and as such, it was applied against the term loan installment due on April 1, 2016. Another $12.0 million were maintained in a pledged account to fund the capital expenditures for the newbuilding vessel.

On July 1, 2010, following the total payment of $46.0 million, the Company repaid the total principal amount of $455.0 million that the Company would have paid in accordance with the original credit facility dated April 14, 2008 and on the payment date the Company was in compliance with the relevant financial covenants applicable after the end of the waiver period. As a result, the excess cash flow provision terminated and the loan applicable margin for the interest period starting July 1st and ending October 1st 2010 decreased from 2.5% to 1.25% and will remain at this level as long as the Company follows the repayment schedule provided in the original loan agreement and it is in compliance with the relevant financial covenants as applicable after the end of the waiver period.

The Company complied with all its financial covenants as of September 30, 2010.

As of September 30, 2010, the following repayments of principal are required over the next five years and through out their term for the Company's debt facilities, including the credit facility of the consolidated joint venture:

Period	Principal Repayment
October 1, 2010 to September 30, 2011	109,562
October 1, 2011 to December 31, 2011	27,637
January 1, 2012 to December 31, 2012	110,550
January 1, 2013 to December 31, 2013	110,550
January 1, 2014 to December 31, 2014	260,550
January 1, 2015 thereafter	601,100
1,219,949
Less: Unamortized debt discount of the 1.875% Unsecured Convertible Senior Notes	(33,538)
Total	1,186,411

Borrowings under the credit facilities bear interest at LIBOR plus a margin and the average interest rate (including the margin and the interest swap effect) at September 30, 2009 and 2010 was 4.3% and 4.1%, respectively. Interest expense for the nine month periods ended September 30, 2009 and 2010, net of interest capitalized amounted to $34.8 million and $21.9 million, respectively and is included in interest and finance costs in the accompanying unaudited consolidated statements of income. Interest capitalized for the periods ended September 30, 2009 and 2010 amounted to $1.6 million and $1.0 million respectively and is included in vessels under construction and vessels, net in the accompanying consolidated balance sheets.

7.           Time Charters acquired:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed, with such difference capped to the vessel's fair value on a charter free basis. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non current in the accompanying consolidated balance sheets. Such amortization for the nine month periods ended September 30, 2009 and 2010 amounted to $29.9 million for the intangible assets and $280.9 million and $211.3 million, respectively for the intangible liabilities and is separately reflected as charter hire amortization and time charter amortization, respectively. Included in the time charter amortization for the nine month period ended September 30, 2009 is an amount of $51.5 million related to the accelerated amortization of the deferred liability related to vessels Sandra and Coal Pride due to the early termination of their time charters that were assumed by the Company upon acquiring Quintana in 2008.

On April 9, 2010 and effective April 17, 2010, the Company entered into a novation agreement with the charterer and the then current sub-charterer of the vessel Iron Miner, under which the charterer was released from the obligations under the existing charter which was assigned directly to the sub-charterer reducing the daily hire from $42.1 per day to $41.4 per day over the remaining term of the charter. Following the above agreement and the release of the charterer from being the primary obligor under the liability, the deferred liability of the fair value of the charter, which was assumed upon acquiring Quintana in 2008, amounting to $26.9 million on the effective date, was released in the Company's unaudited interim consolidated statement of income for the period ended September 30, 2010.

The amortization schedule of the intangible assets and liabilities as of September 30, 2010 and for the years to follow until they expire is as follows:

	Amortization
Period	Asset	Liability
October 1, 2010 to September 30, 2011	40,243	53,495
October 1, 2011 to December 31, 2011	10,143	854
January 1, 2012 to December 31, 2012	40,353	3,398
January 1, 2013 to December 31, 2013	40,243	3,390
January 1, 2014 to December 31, 2014	40,243	3, 390
January 1, 2015 and thereafter	23,210	4,540
Total	194,435	69,067

8.           Changes in capital accounts:

As part of the warrants' exercise discussed in Note 3 above, on March 31, 2010, the Company issued 1,428,572 Class A shares to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors.

9.           Stock Based Compensation:

On April 1, 2010, the Board of Directors approved the grant of 299,164 shares of the Company's Class A common stock in the form of restricted stock units to certain of its employees to be vested by 33.3% on April 1, 2011, 2012 and 2013. The restricted stock units granted will be recognized as expense over the vesting period based on their fair value on the grant date.

On July 7, 2010, the Board of Directors approved a cash bonus of $2.0 million and a grant of 1,965,000 shares of the Company's Class A common stock and 35,000 shares of the Company's Class B common stock in the form of restricted stock to the Chairman of its Board of Directors. 655,000 Class A shares vest immediately and each of 655,000 Class A shares vest on July 7, 2011 and 2012. The Class B restricted shares vest immediately. The cash bonus is included in General and Administrative expenses in the accompanying 2010 consolidated unaudited statement of income, while the restricted stock granted will be recognized as expense over the vesting period based on its fair value on the grant date.

During the nine month period ended September 30, 2010, 47,829 share awards were forfeited and 753,208 share awards were vested. The amount charged to income statement as stock compensation expense, net of forfeitures amounted to $7.4 million, with a corresponding credit to additional paid-in capital. At September 30, 2010, the total outstanding non-vested stock based awards were 2,349,395 shares with an unrecognized cost of $7.5 million which will be recognized through April 1, 2013.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.           Earnings per share:

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. During the nine month periods ended September 30, 2009 and 2010, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding, with respect to the non vested share awards outstanding as of September 30, 2010 and the warrants outstanding as of September 30, 2009 and 2010. The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	Nine-month period ended September 30,
	2009	2010
Net income for Basic and Diluted Earnings per share
Net income attributable to Excel Maritime Carriers Ltd. for the period	258,006	194,213

Weighted average common shares outstanding, basic	64,083,909	80,152,297
Add: Dilutive effect of non vested shares	—	450,637
Add: Dilutive effect of warrants	1,947,833	1,859,668
Weighted average common shares, diluted	66,031,742	82,462,602

Earnings per share, basic	$4.03	$2.42
Earnings per share, diluted	$3.91	$2.36

In relation to the Convertible Senior Notes due in fiscal year 2027, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock exceeds such conversion price, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. As of September 30, 2009 and 2010, none of the shares were dilutive since the average share price for the nine-month periods ended September 30, 2009 and 2010 did not exceed the conversion price.

11.           Financial Instruments:

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact in cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.

In August 2010, the Company entered into an interest rate swap agreement maturing in September 2015. Under the terms of the swap, the Company makes quarterly payments to the counterparty at a fixed rate of 1.79% based on a notional amount of $50.0 million decreasing by $0.8 million quarterly. As of September 30, 2010, the notional amount was $50.0 million. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same decreasing notional amount. The swap agreement contains financial covenants that are in line with the financial covenants contained in the amendment of the $1.4 billion credit facility up to March 31, 2011 and with the financial covenants contained in the original $1.4 billion credit facility from April 1, 2011 and thereafter. In addition, in case the mark-to-market exposure is in excess of a threshold of $5.0 million, either party may be required to provide security in the form described in the swap agreement for the excess amount over the $5.0 million.

As the swap qualifies for hedge accounting according to ASC 815 ''Derivatives and Hedging'', the Company has designated it as a cash flow hedge and accordingly, changes in its fair value amounting to $801 as at September 30, 2010 are reported in Accumulated Other Comprehensive losses in the accompanying 2010 unaudited consolidated balance sheets. No portion of this cash flow hedge was ineffective during the period. In addition, the Company did not transfer in the period any gains/losses on hedges from accumulated Other Comprehensive Loss into income statement.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

In addition to the above swap, as of September 30, 2010, the Company has two interest rate swaps outstanding with a total notional amount of approximately $594.0 million. These swaps are not designated as hedges and accordingly changes in their fair values are reported in earnings.

The fair values of the Company's derivative financial instruments as of September 30, 2010 presented in the accompanying consolidated balance sheets equate to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and the Company's creditworthiness and they are as follows:
	December 31, 2009	September 30, 2010
Interest rate swaps designated as hedging instruments
Derivative Financial Instruments-current portion	—	644
Derivative Financial Instruments-non current portion	—	157
Total Interest rate swaps designated as hedging instruments	—	801
Derivative Financial Instruments-current portion	29,343	23,649
Derivative Financial Instruments-non current portion	24,558	39,078
Realized losses	(20,407)	(23,372)
Total Interest rate swaps non designated as hedging instruments	53,901	62,727
Total Financial Instruments	53,901	63,528

Realized and unrealized gains and losses in the accompanying unaudited consolidated statements of income are analyzed as follows:

	September 30,
	2009	2010
Realized losses	(20,407)	(23,372)
Unrealized gains (losses)	19,174	(8,826)
Total gains (losses)	(1,233)	(31,198)

The above realized and unrealized gains or losses are included in Losses on derivative financial instruments in the accompanying unaudited consolidated statements of income. The fair values of the interest rate swaps determined through Level 2 inputs of the fair value hierarchy as defined in topic 820 ''Fair Value Measurements and disclosures'' of the Codification are derived principally from corroborated or observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

The estimated fair value of the $150.0 million (nominal value) Convertible Senior Notes, which represents the tradeable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the-counter market), is approximately $101.2 million.

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.           Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is a member of protection and indemnity associations, or P&I Clubs that are among the International Group of P&I Clubs, which cover its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 0%-40% of the Company's annual insurance premiums, and in no year have exceeded $1.0 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)
The Company was a defendant in an action commenced in the Supreme Court of the State of New York, New York County on August 21, 2008 by the Company's former Chief Executive Officer, Mr. Christopher I. Georgakis, who resigned in February 2008, entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No. 650322/08. In his Complaint, Mr. Georgakis alleges that the Company was liable for breach of a November 1, 2004 stock option agreement, common law fraud in connection with the stock option agreement and for defamation arising from a statement on a Form 6-K submitted to the SEC. Mr. Georgakis sought at least $14,818 in damages (including $5.0 million in punitive damages), and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens, which was denied by the Supreme Court on October 28, 2009. The Company filed an appeal, requesting the Appellate Division to reverse the decision of the Supreme Court and to dismiss the action. On April 13, 2010, the Appellate Division unanimously reversed the decision of the Supreme Court and dismissed Mr. Georgakis' complaint in its entirety for lack of personal jurisdiction and also on the ground of forum non conveniens.

13.           Subsequent Events:

a)	Loan payments: Subsequent to September 30, 2010, the Company paid regular loan installments amounting to $52.1 million in total.

b)
Forward Freight agreements: In October 2010, the Company concluded as buyer two call option contracts with a strike price of $28 and $29, respectively, based on the Baltic Panamax Index TC Average of specific Routes for 12 months starting January 2011 to December 2011, in exchange of a premium. The options settle on the last Baltic Exchange Index Publication day of each contract month.

c)
Swap expiration: On October 25, 2010, one of the interest rate swap agreements with a notional amount of $75.0 million expired. On the expiration date, the Company paid an amount of $0.8 million, representing the realized loss incurred during the last fixing period.

d)
Warrants cashless exercise: On November 16, 2010, the remaining 4,071,428 warrants discussed in Note 3 above were exercised on a cashless basis at an exercise price of $3.50 and converted to an aggregate of 1,813,108 Class A common shares. The number of common shares issued in connection with the cashless exercise was based on the applicable market price of the common shares, which was $6.31. No cash consideration was paid on the exercise of the warrants for these common shares.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

e)
Foreign Currency Contracts: On November 25, 2010, the Company entered into a foreign currency forward transaction for a period of one year commencing on January 18, 2011 and ending December 16, 2011, under which the Company exchanges USD with EUR for a total notional amount of up to e4.8 million separated into monthly tranches of e0.4 million at specific dates of each month, referred to as Reference Dates. The rate of exchange varies based on the spot rate of EUR/USD on a specific time of each Reference Date as defined in the respective agreement. On each Reference Date, one of the following three scenarios will apply: (a) if the EUR/USD spot rate is above 1.34, the Company has the option to exchange at the rate of 1.34, (b) if the EUR/USD spot rate is higher than 1.284 and lower or equal to 1.34, the Company has the option to exchange at the spot rate, (c) if EUR/USD spot rate is at or below 1.284, the Company is obliged to exchange at the rate of 1.34.

f)
Swaption exercise: Effective December 31, 2010, the Company entered into a swapfollowing the exercise by the counterparty of a swaption entered in April 2008 upon acquisition of Quintana. The swap matures on June 30, 2014 and under its terms, the Company makes quarterly payments to the counterparty at a fixed rate of 5.0% based on an amortizing notional amount of $504.0 million. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same notional amount. This swap is not designated as hedge and accordingly changes in its fair value are reported in earnings.

g)
Incident of Piracy: On December 11, 2010, the vessel Renuar was hijacked in waters east of Somalia. The Company is in active negotiations for the release of the vessel and its crew. Currently, an estimate of a possible loss or range of loss, if any, cannot be made.

h)
Loan drawdown: On January 6, 2011 and October 1, 2010, $16.1 million and $6.0 million were drawndown under Hope Shipco LLC's credit facility to partly finance the delivery payment and the fourth instalment to the shipyard discussed below.

i)
Delivery of newbuilding and payments to the shipyard: On January 10, 2011, the Company took delivery of vessel Hope (tbn-Mairaki) and paid an amount of $17.6 million to the shipyard, representing her delivery installment and other minor delivery costs of $0.2 million. Of this amount, $16.1 million was funded from a drawdown on January 6, 2011 under Hope Shipco LLC's loan facility and the remaining amount was financed from the Company's own funds.

On October 1, 2010, the Company paid an amount of $15.6 million to the shipyard that constructed vessel Hope (tbn-Mairaki), representing the fourth installment due on the launching of the vessel. On the same date, an amount of $6.0 million was drawndown under Hope Shipco LLC's loan facility to partly finance the payment to the shipyard and the remaining amount of $9.6 million was covered from the Company's own funds.

j)
Sale of vessel: On January 7, 2011, the Company entered into a Memorandum of Agreement (MOA) to sell the vessel Marybelle for net proceeds of approximately $10.0 million and realized a gain of approximately $1.3 million which will be recognized upon delivery of the vessel to her new owners. According to the MOA and subject to fulfillment of both parties' obligations, the vessel is expected to be delivered in early February 2011. Following the sale, an approximate amount of $7.8 million is expected to be repaid under the Company's Nordea credit facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.

By: /s/ Pavlos Kanellopoulos
Name: Pavlos Kanellopoulos
Title: Chief Financial Officer

January 24, 2011